UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In México ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli/Maura Gedid (646) 452-2333 / 2336 sborinelli@breakstone-group.com mgedid@breakstone-group.com

For Immediate Release

ASUR 1Q08 PASSENGER TRAFFIC UP 18.17% YOY

México D.F., April 22, 2008 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, today announced results for the three-month period ended March 31, 2008.

1Q08 Highlights1:

•	EBITDA[2] increased by 28.45% to Ps.583.0 million.
•	Total passenger traffic up 18.17%.
•	Total revenues rose by 23.98%, mainly due to increases of 44.80% in non-aeronautical revenues and 16.25% in aeronautical revenues.
•	Commercial revenues per passenger rose by 28.29% to Ps.45.94 per passenger.
•	Operating profit increased by 33.70%.
•	EBITDA margin was 67.02% compared with 64.68% in 1Q07.

1.

Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Mexican Financial Reporting Standards and represent comparisons between the three-month periods ended March 31, 2008, and the equivalent three-month period ended March 31, 2007. Results for 1Q07 are expressed in constant Mexican pesos as of December 31, 2007, while 1Q08 results are in nominal pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.10.6482.

2.

EBITDA means net income before: provision for taxes, deferred taxes, deferred employees profit sharing, non-ordinary items, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP, and may be calculated differently by different companies.

ASUR 1Q08, Page 1 of 13

Passenger Traffic

For the first quarter of 2008, total passenger traffic increased year-over-year by 18.17%. Domestic passenger traffic increased by 27.39% and international passenger traffic rose by 13.27%.

The 13.27% rise in international passenger traffic resulted mainly from the 13.83% increase at the Cancun airport.

The 27.39% rise in domestic passenger traffic resulted mainly from increases of 30.05%, 65.73%, 34.60%, 24.08% and 43.22% at the Cancun, Cozumel, Merida, Oaxaca and Villahermosa airports, respectively.

The increase in domestic traffic was principally due to strong demand for air travel in Mexico and to the opening of new airline services at several of our airports. The Easter and Holy week holidays, both of which fell in the first quarter this year, also contributed to the increase. In 2007 both holiday weeks fell in the second quarter.

Table I: Domestic Passengers (in thousands)
Airport	1Q07	1Q08	% Change
Cancún	603.7	785.1	30.05
Cozumel	14.3	23.7	65.73
Huatulco	65.6	64.8	(1.22)
Mérida	233.8	314.7	34.60
Minatitlán	42.6	38.3	(10.09)
Oaxaca	105.5	130.9	24.08
Tapachula	52.2	61.1	17.05
Veracruz	190.9	221.8	16.19
Villahermosa	168.2	240.9	43.22
TOTAL	1,476.8	1,881.3	27.39
	Note: Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)
Airport	1Q07	1Q08	% Change
Cancún	2,515.5	2,863.5	13.83
Cozumel	143.6	149.5	4.11
Huatulco	42.7	50.3	17.80
Mérida	36.5	35.4	(3.01)
Minatitlán	0.8	1.0	25.00
Oaxaca	9.6	13.5	40.63
Tapachula	1.2	1.4	16.67
Veracruz	15.0	17.4	16.00
Villahermosa	11.3	12.5	10.62
TOTAL	2,776.2	3,144.5	13.27
	Note: Passenger figures exclude transit and general aviation passengers.

ASUR 1Q08, Page 2 of 13

Table III: Total Passengers (in thousands)
Airport	1Q07	1Q08	% Change
Cancún	3,119.2	3,648.6	16.97
Cozumel	157.9	173.2	9.69
Huatulco	108.3	115.1	6.28
Mérida	270.3	350.1	29.52
Minatitlán	43.4	39.3	(9.45)
Oaxaca	115.1	144.4	25.46
Tapachula	53.4	62.5	17.04
Veracruz	205.9	239.2	16.17
Villahermosa	179.5	253.4	41.17
TOTAL	4,253.0	5,025.8	18.17
	Note: Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 1Q08

Total revenues for 1Q08 increased year-over-year by 23.98% to Ps.869.9 million. This was mainly due to increases of:

•	16.25% in revenues from aeronautical services, principally as a result of the 18.17% rise in passenger traffic; and
•	44.80% in revenues from non-aeronautical services, principally as a result of the 51.52% rise in commercial revenues detailed below.

ASUR classifies commercial revenues as those derived from the following activities: duty-free services, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lots.

Commercial revenues rose by 51.52% year-over-year during the quarter, principally as a result of revenue increases in the following areas:

•	62.82% increase in duty-free stores;
•	81.55% increase in food and beverage;
•	47.77% increase in retail operations;
•	19.62% increase in parking lots;
•	35.55% increase in advertising;
•	73.12% increase in banking and currency exchange services;
•	31.58% increase in ground transportation;
•	10.19% increase in car rental companies;
•	40.08% increase in teleservices; and
•	67.23% increase in other revenues.

ASUR 1Q08, Page 3 of 13

The growth in each of these areas resulted generally from the rise in passenger traffic and in particular from the opening on May 18, 2007 of Cancun Airport’s new Terminal 3, including the following commercial establishments:

Food and Beverage

Business Name	Type	Opening Date
Air Margarita Ville	Restaurant	May 2007
Bubba Gump	Restaurant	May 2007
Berry Hill	Restaurant	May 2007
Guacamole Grill	Fast Food	May 2007
Grab & Go	Fast Food	May 2007
Pekín Xpress	Fast Food	May 2007
Johnny Rockets	Fast Food	May 2007
Domino’s Pizza	Fast Food	May 2007
Häagen Dazs (2)	Ice Cream Parlor	May 2007
Starbucks Coffee (2)	Coffee Shop	May 2007

Retail and Other Commercial Space

Business Name	Type	Opening Date
Cancun
Aldeasa	Duty Free shop	May 2007
Cinco Soles	Mexican handicraft store	May 2007
Farmacia Payless	Drugstore	May 2007
Sunglass Island	Gift shop	May 2007
Roger Boots	Gift shop	May 2007
Pineda Covalin	Gift shop	May 2007
Harley Davidson	Gift shop	May 2007
Air Shop 5	Convenience store	May 2007
American Express	Exchange booth	May 2007
Cloe	Gift shop	September 2007
XpresSpa	Spa	July 2007
Merida
Cloe	Gift shop	August 2007
Veracruz
GoGo	Jewelry	August 2007
Villahermosa
GoGo	Jewelry	July 2007

ASUR 1Q08, Page 4 of 13

Retail revenues continued to benefit from higher concession fees from local craft and specialty shops. The increase in car rental revenues reflect rate increases negotiated in October 2007 and the lease of eight new commercial parking facilities in Terminal 3. The increase in parking lot revenues was partially due to annual rate increases at several airports. Revenues from banking and currency exchange services rose as a result of the opening of new Banco Santander branches at the Cancun, Merida and Veracruz airports.

Total operating costs and expenses for 1Q08 increased 15.62% year over year, primarily as a result of:

•

a 15.33% increase in cost of services, primarily reflecting higher energy, maintenance and cleaning costs resulting from the operation of Terminal 3 at Cancun Airport. Costs of services also include marketing expenses in connection with the Company’s participation in promotional fairs;

•	a 15.28% increase in depreciation and amortization, resulting from the depreciation of investments in fixed assets and improvements made to concession assets;

•	a 28.14% increase in the cost of technical assistance, reflecting the increase in EBITDA for the quarter (a factor in the calculation of the fee); and

•	a 24.00% increase in concession fees paid to the Mexican government, mainly due to higher revenues (a factor in the calculation of the fee).

These increases were partially offset by a 3.34% decline in administrative expenses.

Operating margin for the quarter increased to 49.87% from 46.25% in 1Q07. This was mainly the result of the 23.98% increase in total revenues, which more than offset the increase in costs during the period.

Following the changes in Mexican tax law that took effect January 1, 2008, which established a new flat rate business tax (“Impuesto Empresarial a Tasa Unica”, or “IETU”) and eliminated the asset tax, the Company evaluated and reviewed its deferred assets and liabilities position under Mexican Financial Reporting Standards. As a result of this review, the Company created a deferred IETU provision that resulted in a charge to income in the period of Ps.4.86 million.

During 1Q08 the ASUR subsidiaries that pay IETU made provisional tax payments of Ps.16.46 million that were applied to the results for the period.

ASUR 1Q08, Page 5 of 13

Main Changes in Accounting Practices

During 1Q08 the Company began implementing several changes in accounting practices as a result of the following changes in Mexican Financial Reporting Standards (NIFs) and Mexican Interim Financial Reporting Standards (INIFs) which became effective on January 1, 2008:

•

Pursuant to NIF B-10, inflation accounting is not applicable for 2008. The most significant impact of this change is that the result from monetary position is not determined for 2008. Under NIF B-10, inflation accounting will henceforth apply only during periods in which the cumulative inflation rate over the previous three years equals, or exceeds, 26%. As a result of this change, results for 1Q08 are expressed in nominal pesos.

•	To address issues relating to the transition to NIF B-10, the comparative figures for 1Q07 will continue to be expressed in constant pesos as of December 31, 2007 pursuant to INIF 9.
•

The decline in deferred income taxes resulted principally from the elimination, as of December 31, 2007 of the deferred income tax provision for the airport subsidiaries that are expected to pay IETU. Additionally, the results reflect a decrease in timing differences in the calculation of fixed asset values.

•

The “Statement of Cash Flows” replaces the “Statement of Changes in Financial Position” pursuant to NIF B2. Therefore, the cash flow figures presented for 1Q08 may not be directly comparable with the cash flow figures presented for 1Q07.

For 1Q08 the Company reported net inco me of Ps.352.07 million, compared with net income of Ps.229.69 million in 1Q07. Earnings per common share for the quarter were Ps.1.1736, or earnings per ADS (EPADS) of US$1.1021 (one ADS represents ten series B common shares). This compares with Ps.0.7656, or EPADS of US$0.7190, for the same period last year.

Table IV: Summary of Consolidated Results for 1Q08
	1Q07	1Q08	% Change
Total Revenues	701,615	869,890	23.98
Aeronautical Services	511,571	594,715	16.25
Non-Aeronautical Services	190,044	275,175	44.80
Commercial Revenues	155,507	235,629	51.52
Operating Profit	324,486	433,848	33.70
Operating Margin %	46.25%	49.87%	7.82
EBITDA	453,838	582,963	28.45
EBITDA Margin %	64.68%	67.02%	3.60
Net Income	229,691	352,076	53.28
Earnings per Share	0.7656	1.1736	53.28
Earnings per ADS in US$	0.7190	1.1021	53.28
Note:	Figures for 1Q07 are expressed in thousands of constant Mexican pesos as of December 31, 2007, while figures for 1Q08 are in thousands of nominal pesos. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 10.6482.

ASUR 1Q08, Page 6 of 13

Table V: Commercial Revenues per Passenger for 1Q08
	1Q07	1Q08	% Change
Total Passengers (‘000)	4,343	5,129	18.10
Total Commercial Revenues	155,507	235,629	51.52
Commercial revenues from direct operations (1)	25,175	39,391	56.47
Commercial revenues excluding direct operations	130,332	196,238	50.57

Total Commercial Revenue per Passenger	35.81	45.94	28.29
Commercial revenue from direct operations per passenger (1)	5.80	7.68	32.41
Commercial revenue per passenger (excluding direct operations)	30.01	38.26	27.49

Note:	For purposes of this table, approximately 89,700 and 103,000 transit and general aviation passengers are included for 1Q07 and 1Q08, respectively. Revenue figures for 1Q07 are expressed in thousands of constant Mexican pesos as of December 31, 2007, while revenue figures for 1Q08 are in thousands of nominal pesos.
(1)	Revenues from direct commercial operations represent solely the operation of ten convenience stores, which started operations in May 2007, as well as the direct commercialization of advertising space, which started in August 2006.

Table VI: Operating Costs and Expenses for 1Q08
	1Q07	1Q08	% Change
Cost of Services	162,269	187,147	15.33
Administrative	26,486	25,602	(3.34)
Technical Assistance	23,943	30,681	28.14
Concession Fees	35,079	43,497	24.00
Depreciation and Amortization	129,352	149,115	15.28
TOTAL	377,129	436,042	15.62

Note:	Figures for 1Q07 are expressed in thousands of constant Mexican pesos as of December 31, 2007, while figures for 1Q08 are in thousands of nominal pesos.

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR 1Q08, Page 7 of 13

ASUR’s regulated revenues for 1Q08 were Ps.614.9 million, resulting in an annual average tariff per workload unit of Ps.98.46. ASUR’s regulated revenues accounted for approximately 70.69% of total income for the period. The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On March 31, 2008, Airport Facility Usage Rights and Airport Concessions represented 79.21% of the Company’s total assets, with current assets representing 17.07% and other assets representing 3.72%.

On December 31, 2008, cash and marketable securities were Ps.2,916.41 million. On the same date, shareholder’s equity was Ps.14,857.60 million and total liabilities were Ps.2,230.37 million, representing 86.95% and 13.05% of total assets, respectively. Total deferred liabilities represented 86.78% of the Company’s total liabilities.

Capex

During the quarter, ASUR made investments of Ps.111.88 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans.

1Q08 Earnings Conference Call

Day:	Wednesday, April 23, 2008

Time:	10:00 AM US EST; 9:00 AM Mexico City time

Dial-in number:	(888) 713-4214 (US & Canada) and (617) 213-4866 (International & Mexico)

Access Code:	81765217

Pre-registration:

If you would like to pre-register for the conference call use the following link: https://www.theconferencingservice.com/prereg/key.process?key=PLMPCWMGL Pre-registering is not mandatory but is recommended as it will provide you immediate entry into the call and will facilitate the timely start of the conference. You will receive a code that allows you to enter the call directly. Pre-registration only takes a few moments, and you may do so at any time, including up to and after call start time. To pre-register, please click the link above. Alternatively, if you would rather be placed into the call by an operator, please call at least 10 minutes prior to call start time.

Replay:

Starting Wednesday, April 23, 2008 at 12:00 PM US ET, ending at midnight US ET on Wednesday, April 30, 2008. Dial-in number: (888)286-8010 (US & Canada); (617) 801-6888 (International & Mexico). Access Code: 15242869.

ASUR 1Q08, Page 8 of 13

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 1Q08, Page 9 of 13

ASUR
AEROPUERTOS DEL SURESTE

Operating Results per Airport

Thousands of Mexican pesos

Item	2007	2008	% change	1Q07	1Q08	% change
Cancun						
Aeronautical Revenues	387,853	445,866	14.96	387,853	445,866	14.96
Non-Aeronautical Revenues	154,762	232,695	50.36	154,762	232,695	50.36
Operating Profit	303,836	359,206	18.22	303,836	359,206	18.22
EBITDA	385,165	455,740	18.32	385,165	455,740	18.32
Cozumel						
Aeronautical Revenues	20,440	22,190	8.56	20,440	22,190	8.56
Non-Aeronautical Revenues	5,191	6,128	18.05	5,191	6,128	18.05
Operating Profit	6,996	7,022	0.37	6,996	7,022	0.37
EBITDA	14,861	15,209	2.34	14,861	15,209	2.34
Merida						
Aeronautical Revenues	26,999	34,087	26.25	26,999	34,087	26.25
Non-Aeronautical Revenues	10,460	13,110	25.33	10,460	13,110	25.33
Operating Profit	5,867	10,096	72.08	5,867	10,096	72.08
EBITDA	15,908	21,825	37.20	15,908	21,825	37.20
Villahermosa						
Aeronautical Revenues	19,066	27,470	44.08	19,066	27,470	44.08
Non-Aeronautical Revenues	5,924	7,469	26.08	5,924	7,469	26.08
Operating Profit	4,226	10,895	157.81	4,226	10,895	157.81
EBITDA	11,903	18,935	59.08	11,903	18,935	59.08
Others						
Aeronautical Revenues	57,213	65,102	13.79	57,213	65,102	13.79
Non-Aeronautical Revenues	13,707	15,773	15.07	13,707	15,773	15.07
Operating Profit	3,561	46,629	1,209.44	3,561	46,629	1,209.44
EBITDA	26,001	71,254	174.04	26,001	71,254	174.04
Group						
Aeronautical Revenues	511,571	594,715	16.25	511,571	594,715	16.25
Non-Aeronautical Revenues	190,044	275,175	44.80	190,044	275,175	44.80
Operating Profit	324,486	433,848	33.70	324,486	433,848	33.70
EBITDA	453,838	582,963	28.45	453,838	582,963	28.45

Note: During 3Q07 ASUR signed an intercompany agreement that recognized the obligation to operate the nine concessions jointly.

ASUR 1Q08, Page 10 of 13

ASUR 1Q08, Page 11 of 13

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1st to March 31st, 2008 and 2007

Thousands of Mexican pesos.

	Cumulative 2007	Cumulative 2008	Variation %	1Q07	1Q08	Variation %
Revenues						
Aeronautical Services	511,571	594,715	16.25	511,571	594,715	16.25
Non-Aeronautical Services	190,044	275,175	44.80	190,044	275,175	44.80
Total Revenues	**701,615**	**869,890**	**23.98**	**701,615**	**869,890**	**23.98**
Operating Expenses						
Cost of services	162,269	187,147	15.33	162,269	187,147	15.33
General and administrative expenses	26,486	25,602	(3.34)	26,486	25,602	(3.34)
Technical assistance	23,943	30,681	28.14	23,943	30,681	28.14
Concession fee	35,079	43,497	24.00	35,079	43,497	24.00
Depreciation and amortization	129,352	149,115	15.28	129,352	149,115	15.28
Total Operating Expenses	**377,129**	**436,042**	**15.62**	**377,129**	**436,042**	**15.62**
Comprehensive Financing Result	4,110	37,193	804.94	4,110	37,193	804.94
Non Ordinary Item						
Non Ordinary Item	-	531	-	-	531	-
Income Before Income Taxes	**328,596**	**470,510**	**43.19**	**328,596**	**470,510**	**43.19**
Current income taxes and flat rate business tax	6,003	28,699	378.08	6,003	28,699	378.08
Deferred income taxes	92,902	84,902	(8.61)	92,902	84,902	(8.61)
Deferred flat rate business tax	-	4,833	-	-	4,833	-
Net Income for the Year	**229,691**	**352,076**	**53.28**	**229,691**	**352,076**	**53.28**
Earning per share	**0.7656**	**1.1736**	**53.28**	**0.7656**	**1.1736**	**53.28**
Earning per ads usd	**0.7190**	**1.1021**	**53.28**	**0.7190**	**1.1021**	**53.28**
Exchange rate per dollar 10.6482

ASUR 1Q08, Page 12 of 13

ASUR 1Q08, Page 13 of 13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: April 22, 2008